Stephen M. Lynch
704-377-8355 Direct Phone
704-373-3955 Direct Fax
slynch@rbh.com
rbh.com

August 28, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3628

Washington, DC 20549-3628

Attn:	Daniel F. Duchovny
Special Counsel

Re:	EnPro Industries, Inc.
Schedule TO-I filed August 11, 2014
SEC File No. 005-78344

Dear Mr. Duchovny:

This letter is being furnished on behalf of EnPro Industries, Inc. (the “Company”) in response to comments contained in the letter dated August 20, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, as counsel to the Company, with respect to the Company’s Tender Offer Statement on Schedule TO that was filed with the Commission on August 11, 2014 (the “Original Schedule TO”) with respect to the Company’s cash tender offer (the “Offer”) to purchase any and all of its 3.9375% Convertible Senior Debentures due October 15, 2015 (the “Convertible Debentures”).

The text of each of the Staff’s comments is set forth below in italics, followed by the Company’s response.

The Company is concurrently filing Amendment No. 1 on Schedule TO/A (“Amendment No. 1”) which, among other things, amends the Offer to Purchase filed as Exhibit (a)(1)(i) to the Original Schedule TO (the “Offer to Purchase”), including to effect the changes as described in this letter. The Company will disseminate Amendment No. 1 in accordance with Rule 13e-4(e) and in the same manner that the Offer to Purchase and Letter of Transmittal filed as exhibits to the Original Schedule TO were disseminated. All terms used herein but not defined herein shall have the meanings given to them in the Offer to Purchase.

SEC Comment:

Offer to Purchase

Sources and Amount of Funds, page 12

1.	Please file the current credit agreement, any amendment to that agreement and the commitment letter as exhibits to your Schedule TO.

Robinson Bradshaw & Hinson, P.A. ■ Attorneys at Law ■ 101 North Tryon Street, Suite 1900 ■ Charlotte, NC 28246 ■ 704.377.2536

United States Securities and Exchange Commission

August 28, 2014

Company Response:

As contemplated in the Offer to Purchase, on August 28, 2014, the Company entered into an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) dated as of August 28, 2014 among the Company and Coltec Industries Inc, a wholly owned subsidiary of the Company, as borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. The Amended Credit Agreement amends and restates the agreement governing the Company’s senior secured revolving credit facility that was in place at the time the Original Schedule TO was filed (the “Prior Credit Agreement”).

The Amended Credit Agreement provides for a five-year, senior secured revolving credit facility of $300.0 million (the “Revolving Credit Facility”). In Amendment No. 1, the Company has amended the Offer to Purchase to indicate that it intends to fund the purchase of any and all of the Convertible Debentures validly tendered, and not validly withdrawn, in the Offer with borrowings under the Revolving Credit Facility, which was completed and became effective on August 28, 2014. In Amendment No. 1, the Company has further amended the Offer to Purchase to describe the terms of the Revolving Credit Facility as provided in the Amended Credit Agreement and has listed the names of each of the lenders party to the Amended Credit Agreement.

In Amendment No. 1, the Company has filed the Amended Credit Agreement as Exhibit (b)(1) and the commitment letter and most recent commitment confirmations as Exhibit (b)(2). The Prior Credit Agreement has been superseded in all respects by the Amended Credit Agreement.

SEC Comment:

Conditions to the Offer, page 18

2.	We note that the offer is not financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

United States Securities and Exchange Commission

August 28, 2014

Company Response:

The Company respectfully submits that it included confirmations of the matters requested in the Staff’s comment in the Company’s correspondence dated August 11, 2014 that accompanied the filing of the Original Schedule TO.

In Amendment No. 1, the Company has amended the Offer to Purchase to provide that the Revolving Credit Facility was completed and became effective on August 28, 2014 on terms and conditions satisfactory to it and, accordingly, the Financing Condition was satisfied on August 28, 2014. As indicated above, the Company will disseminate Amendment No. 1 in accordance with Rule 13e-4(e) and in the same manner that the Offer to Purchase and Letter of Transmittal filed as exhibits to the Original Schedule TO were disseminated. In addition, on August 28, 2014, the Company issued a press release, which is filed as Exhibit (a)(5)(i) by Amendment No. 1, announcing that as a result of the completion and effectiveness of the Revolving Credit Facility, the Financing Condition has been satisfied.

SEC Comment:

Cautionary Statement Concerning Forward-Looking Statements, page 31

3.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement and confirm that you will avoid using this statement in all future communications.

Company Response:

In Amendment No. 1, the Company has amended the Offer to Purchase to delete this sentence, and it confirms that it will avoid using this statement in all future communications made in connection with the Offer.

Also, and separate from the Staff’s comments, the Company advises the Staff that, in Amendment No. 1, the Company has amended the Offer to Purchase to include the information regarding Company directors and executive officers that was included in Item 3 of the Original Schedule TO, but not in the original Offer to Purchase, and that such information will be disseminated in accordance with Rule 13e-4(e) and in the same manner that the Offer to Purchase and Letter of Transmittal filed as exhibits to the Original Schedule TO were disseminated.

* * * * *

United States Securities and Exchange Commission

August 28, 2014

As requested in your letter, the Company has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, you may contact me at (704) 377-8355.

Very truly yours,

ROBINSON BRADSHAW & HINSON, P.A.

/s/ Stephen M. Lynch

Stephen M. Lynch

cc:	Robert S. McLean, Vice President, General Counsel and Secretary